EXHIBIT 12.1
OCWEN FINANCIAL CORPORATION AND SUBSIDIARIES
COMPUTATION OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	2015	2014	2013	2012	2011

Earnings:
Income (loss) from continuing operations before income taxes (1)	$(129,861)	$(443,226)	$350,956	$257,394	$123,741

Add:
Interest expensed and capitalized, except interest on deposits and amortization of capitalized debt expenses	482,373	541,757	395,586	223,455	132,770
Interest component of rental expense	7,883	6,283	9,102	4,883	1,854
Total fixed charges (2)	490,256	548,040	404,688	228,338	134,624
Earnings for computation purposes	$360,395	$104,814	$755,644	$485,732	$258,365

Preferred dividend requirements	$—	$2,802	$12,020	$145	$—
Ratio of pretax income to net income (3)	0.53	0.94	1.14	1.42	1.57
Preferred dividend factor	—	2,634	13,703	206	—
Total fixed charges	490,256	548,040	404,688	228,338	134,624
Combined fixed charges and preferred dividends	$490,256	$550,674	$418,391	$228,544	$134,624

Ratio of earnings to combined fixed charges and preferred dividends (4)	(4)	(4)	1.81	2.13	1.92

(1)	Excludes income or loss from equity investees but includes any distributions received representing a return on capital.

(2)	Fixed charges represent total interest expensed and capitalized, including interest on deposits, amortization of capitalized debt expenses as well as the interest component of rental expense.

(3)
The ratios of earnings to combined fixed charges and preferred dividends were computed by dividing (x) income from continuing operations before income taxes plus fixed charges by (y) combined fixed charges and preferred dividends.

(4)
Due to our losses in 2015 and 2014, the ratio of earnings to fixed charges was less than 1:1. We would have had to generate additional earnings of $129.9 million and $445.9 million, respectively, to achieve coverage of 1:1.